SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             CLIFFS DRILLING COMPANY
                 --------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $.01 par value
                 --------------------------------------------------------------

                         (Title of Class of Securities)

                                                      00018682C1
                 --------------------------------------------------------------
                                                          `
                                 (CUSIP NUMBER)

                           CAMBRIDGE INVESTMENTS, LTD.
                              600 Montgomery Street
                                   43rd Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 781-0866
                 --------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                December 10, 1997
                 --------------------------------------------------------------

             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                               Page 1 of 7 Pages

-----------------------                         -------------------------------
CUSIP No.  00018682C1                13D
-----------------------                         -------------------------------
-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Cambridge Investments, Ltd.
-------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                        (b) |_|


-------------------------------------------------------------------------------
      3         SEC USE ONLY


-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                00
-------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

-------------------------------------------------------------------------------
        NUMBER OF     7       SOLE VOTING POWER
         SHARES
       BENEFICIALLY           980,200 shares of Common Stock (See Item 5)
         OWNED BY
          EACH
        REPORTING
       PERSON WITH
-------------------------------------------------------------------------------
     8       SHARED VOTING POWER

             0 shares of Common Stock (See Item 5)
-------------------------------------------------------------------------------
    9       SOLE DISPOSITIVE POWER

            980,200   shares   of  Common Stock (See Item 5)
-------------------------------------------------------------------------------
    10      SHARED DISPOSITIVE POWER

           0 shares of Common Stock (See Item 5)
-------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                980,200 shares of Common Stock (See Item 5.)
-------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           |_|


-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.33% of Common Stock  (See Item 5)
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                               Page 2 of 7 Pages

                         AMENDMENT NO. 2 OF SCHEDULE 13D


                  This Amendment No. 2 to Schedule 13D is being filed on behalf of Cambridge Investments, Ltd., a California corporation ("Cambridge" or "CIL"), registered as an investment advisor in the State of California, regarding shares of Cliffs Drilling Company acquired on behalf of certain of its clients.

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock, $.01 par value

                  Issuer:       Cliffs Drilling Company
                                1200 Smith Street
                                Suite 300
                                Houston, Texas  77002
                                Tel. No. (713) 651-9426


Item 2.           Identity and Background

                  There is no change in this section.


Item 3.           Source and Amount of Funds

                  Cambridge, through Cambridge Energy Fund International Ltd. ("CEF"), Cambridge Energy, L.P. ("CELP"), Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), Palamundo, LDC ("PAL"), and Quantum Partners, LDC ("QUE"), (collectively, the "Funds"), has invested approximately $23,676,010.14 in Common Stock of the Issuer as described in Item 5 below. CEF, CELP, COG, COG Int'l, PAL, and QUE, have invested approximately $6,475,337.20, $5,932,192.32, $3,563,066.50, $3,083,384.82, $449,603.75,
$4,172,425.55, respectively. The source of these funds was the respective working capital of each of the Funds.


Item 4.           Purpose of the Transaction

                  There is no change in this section.

Item 5.           Interest in Securities of the Issuer

                  (a) As of December 16, 1997, Cambridge is the beneficial owner of 980,140 shares of Common Stock, or 6.33% of the shares outstanding. Of the shares of Common Stock described above, (i) 345,339 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (ii) 361,529 are deemed

                                               Page 3 of 7 Pages
beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (iii) 108,370 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 57,430 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l; (v) 15,247 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of PAL; and (vi) 92,225 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of QUE.

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership of Cambridge on December 12, 1997 is based on an aggregate of 15,468,072 shares of Common Stock outstanding based upon the Issuer's 10-Q for the quarter ended September 30, 1997.

                  (b) Cambridge has the sole power to vote and dispose of shares of the Common Stock held for the institutional accounts of CEF, CELP, COG, COG Int'l, PAL, and QUE.

                  (c) The transactions in the Issuer's securities by Cambridge during the last 60 days are listed as Annex A attached hereto and made apart hereof.

                  (d) CEF, CELP, COG, COG Int'l, PAL, and QUE, have the right to participate in the receipt of dividends and/or proceeds from the sale of securities held on behalf of such funds.

                  (e) There is no change in this subsection.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                  There is no change in this section.


Item 7.           Material to be Filed as Exhibits

                  There is no change in this section.



                                               Page 4 of 7 Pages



--------------------------------------------------------------------------------------------
                                           CDG
--------------------------------------------------------------------------------------------
          DATE       ACCOUNT         TRANS                          SHARES        PRICE
                                     (A/D)                                        ($)
--------------------------------------------------------------------------------------------
          11/13/97   CIL              A                              2000          63.5625
--------------------------------------------------------------------------------------------
          11/13/97   CIL              D                              2000          67.9375
--------------------------------------------------------------------------------------------
          11/14/97   PAL              D                              1000            70.92
--------------------------------------------------------------------------------------------
          11/14/97   QUE              D                               900            70.94
--------------------------------------------------------------------------------------------
          11/14/97   QUE              D                              5100            70.94
--------------------------------------------------------------------------------------------
          11/17/97   CEF              D                              8850            71.58
--------------------------------------------------------------------------------------------
          11/17/97   CEF              D                               850            71.58
--------------------------------------------------------------------------------------------
          11/17/97   CEF              D                              2800            71.58
--------------------------------------------------------------------------------------------
          11/17/97   CELP             D                              5290            71.58
--------------------------------------------------------------------------------------------
          11/17/97   CELP             D                              3100            71.58
--------------------------------------------------------------------------------------------
          11/17/97   CELP             D                               310            71.58
--------------------------------------------------------------------------------------------
          11/17/97   CELP             D                              2300            71.58
--------------------------------------------------------------------------------------------
          11/17/97   QUE              D                              2500            71.58
--------------------------------------------------------------------------------------------
          11/18/97   CEF              D                              4800            66.73
--------------------------------------------------------------------------------------------
          11/18/97   CELP             D                              4200            66.73
--------------------------------------------------------------------------------------------
          11/18/97   QUE              D                              1000            66.71
--------------------------------------------------------------------------------------------
          11/26/97   CIL              A                              2000            57.13
--------------------------------------------------------------------------------------------
          11/26/97   CIL              D                              2000            56.37
--------------------------------------------------------------------------------------------
          12/04/97   CEF              D                             11467            61.19
--------------------------------------------------------------------------------------------
          12/04/97   CELP             D                              9361            61.19
--------------------------------------------------------------------------------------------
          12/04/97   PAL              D                              1597            61.18
--------------------------------------------------------------------------------------------
          12/04/97   QUE              D                              2575            61.18
--------------------------------------------------------------------------------------------
          12/05/97   CEF              D                             12000            60.68
--------------------------------------------------------------------------------------------
          12/05/97   CEF              D                              2000            60.25
--------------------------------------------------------------------------------------------
          12/05/97   CEF              D                              2017            60.25
--------------------------------------------------------------------------------------------
          12/05/97   CEF              D                               883            60.25
--------------------------------------------------------------------------------------------
          12/05/97   CELP             D                              4000            60.25
--------------------------------------------------------------------------------------------
          12/05/97   CELP             D                             10000            60.68
--------------------------------------------------------------------------------------------
          12/05/97   QUE              D                              3000            60.67
--------------------------------------------------------------------------------------------
          12/05/97   QUE              D                              1100            60.24
--------------------------------------------------------------------------------------------
          12/08/97   CEF              D                              8000            63.07
--------------------------------------------------------------------------------------------
          12/08/97   CELP             D                              7100            63.07
--------------------------------------------------------------------------------------------
          12/08/97   QUE              D                              2100            63.06
--------------------------------------------------------------------------------------------
          12/09/97   CEF              D                              3700            64.58
--------------------------------------------------------------------------------------------
          12/09/97   CELP             D                              1771            64.58
--------------------------------------------------------------------------------------------
          12/09/97   CELP             D                              1229            64.58
--------------------------------------------------------------------------------------------
          12/09/97   QUE              D                              1000            64.57
--------------------------------------------------------------------------------------------
          12/10/97   CEF              D                              7600            59.76
--------------------------------------------------------------------------------------------
          12/10/97   CELP             D                              8200            59.76
--------------------------------------------------------------------------------------------
          12/10/97   QUE              D                              2800            59.76
--------------------------------------------------------------------------------------------
          12/11/97   CEF              D                             11883            56.72
--------------------------------------------------------------------------------------------
          12/11/97   CEF              D                              3117            56.73
--------------------------------------------------------------------------------------------
          12/12/97   CEF              D                              3000            53.38
--------------------------------------------------------------------------------------------
          12/12/97   CELP             D                              5029          53.9618
--------------------------------------------------------------------------------------------
          12/12/97   CELP             D                             13871            53.38


                                               Page 5 of 7 Pages


--------------------------------------------------------------------------------------------
          12/12/97   CELP             D                              5029            53.38
--------------------------------------------------------------------------------------------
          12/12/97   QUE              D                              7100            53.38
--------------------------------------------------------------------------------------------
          12/15/97   CEF              D                             17000            48.84
--------------------------------------------------------------------------------------------
          12/15/97   CEF              D                              7600            49.05
--------------------------------------------------------------------------------------------
          12/15/97   CELP             D                              6600            48.84
--------------------------------------------------------------------------------------------
          12/15/97   CELP             D                              2529            48.84
--------------------------------------------------------------------------------------------
          12/15/97   CELP             D                               871            48.84
--------------------------------------------------------------------------------------------
          12/15/97   COG              A                              4000            49.06
--------------------------------------------------------------------------------------------
          12/15/97   COGI             A                              3600            49.06
--------------------------------------------------------------------------------------------
          12/16/97   CEF              D                              2117            50.98
--------------------------------------------------------------------------------------------
          12/16/97   CEF              D                              9883            50.98
============================================================================================



                                               Page 6 of 7 Pages

Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 16, 1998


                                                     CAMBRIDGE INVESTMENTS, LTD.


                                                     By: /s/Jocelyn E. Weingart,
                                                          Vice President

                                               Page 7 of 7 Pages